VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

July 15, 2013

Alexandra M. Ledbetter

Attorney-Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Health Management Associates, Inc.
Preliminary Consent Revocation Statement on Schedule 14A
Filed on July 2, 2013
File No. 1-11141

Dear Ms. Ledbetter:

On behalf of our client, Health Management Associates, Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to us on July 11, 2013 with regard to the Preliminary Consent Revocation Statement on Schedule 14A filed on July 2, 2013 (the “Schedule 14A”).

The Company is filing concurrently with this letter an amendment to the Schedule 14A (the “Amendment No. 1”), which includes revisions to the Schedule 14A in response to the Staff’s comments below. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 1 marked to indicate changes from the Schedule 14A filed on July 2, 2013.

Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Preliminary Consent Revocation Statement on Schedule 14A

1.	Please note the following changes in Glenview’s revised preliminary consent solicitation statement filed on July 5, 2013: the first proposal would repeal any amendment or

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modification by the board of the company’s bylaws made after December 7, 2010 (in other words, the proposal would not remove the advance-notice provision adopted on December 7, 2010); and Glenview has added a ninth nominee named JoAnn Reed. Please make conforming changes to the descriptions of these proposals in the consent revocation statement.

In response to the Staff’s comment, we have made the conforming changes requested throughout Amendment No. 1.

2.	We note the following assertion in the Letter to Stockholders: “Glenview’s plan is to fill the vacancies created by the removal of our directors with individuals selected solely by Glenview. In short, Glenview is asking you to turn over control of the Company to its hand-picked designees at this critical point in your Board’s strategic review process.” Please revise here and elsewhere to remove the implication that stockholders lack the ability to approve the Glenview nominees. Clarify that any vacancy created as a result of Glenview’s consent solicitation would be filled by a nominee if holders of a majority of the outstanding shares of the company’s common stock consented to the election of that nominee.

In response to the Staff’s comment, the disclosure has been revised in the Letter to Stockholder and on pages ii and 2 of Amendment No. 1.

3.	Refer to the following disclosure on page 10: “Under applicable SEC regulations, each of our directors and certain executive officers of the Company may be deemed to be ‘participants’ in this solicitation of consent revocations.” Please revise here and elsewhere to state that the company and each of these individuals are participants in the solicitation. See Instruction 3(a) to Item 4 of Schedule 14A.

In response to the Staff’s comment, the disclosure has been revised on pages 10 and 54 and Annex A of Amendment No. 1.

Reasons to Reject the Glenview Consent Proposals, page 2

4.	Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis exists for each opinion or belief. We note the following statements as examples:

•

“The current Board has been an effective steward of the Company during challenging times, including having consistently increased annual net revenue and preserved margins at higher levels than those of many of the Company’s peers.” (page 2)

•	“In short, Glenview is asking you to turn over control of the Company without a clear and concrete path to build the value of your investment in the Company.” (pages ii, 2)

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In response to the Staff’s comment, the disclosure has been revised on page 2 of Amendment No. 1.

5.	Refer to the following assertion on page 3: “In considering the Glenview Consent Solicitation, your Board believes that the Glenview Nominees are not in a position to best serve the interests of all the Company’s stockholders. The Glenview Nominees have been chosen solely by Glenview which, as a beneficial owner of 14.56% of the Company’s outstanding Common Stock, has no duty to act in the best interests of all of the Company’s stockholders in determining the Company’s strategic direction or when selecting potential nominees to serve on your Board.” Please revise to remove the implication that the Glenview nominees, if elected, would not be bound by the same fiduciary duties applicable to directors generally under Delaware law.

In response to the Staff’s comment, the disclosure has been revised on page 3 of Amendment No. 1.

6.	Refer to the following assertion on page 3: “We recommend rejection of Proposal 2 because it is designed to enable Glenview to exert undue influence over the Board and is in furtherance of Glenview’s plan to remove and replace the Board which we believe is not in the best interest of the Company and its stockholders.” Please revise to clarify how Proposal 2 would enable Glenview to exert undue influence over the board.

In response to the Staff’s comment, the disclosure has been revised on page 3 of Amendment No. 1.

7.	Refer to the following assertion on page 3: “We recommend rejection of Proposal 3 because we believe that it addresses authority that you have vested in your Board and it would be inappropriate to usurp such authority at the request of a dissident stockholder.” Please disclose in greater detail the basis for the participants’ belief that this proposal would usurp authority that currently is vested in the board of directors.

In response to the Staff’s comment, the disclosure has been revised on page 3 of Amendment No. 1.

8.	Refer to the following assertion on page 3: “We recommend rejection of Proposal 6 because we believe that it addresses authority that you have vested in your Board and it would be inappropriate to usurp such authority at the request of a dissident stockholder.” Please disclose in greater detail the basis for the participants’ belief that this proposal would usurp authority that currently is vested exclusively in the board of directors.

July 15, 2013 Page 4

In response to the Staff’s comment, the disclosure has been revised on page 3 of Amendment No. 1.

Questions and Answers About This Consent Revocation Solicitation, page 5

What is the effect of delivering a WHITE consent revocation card, page 6

9.	We note that you urge stockholders to submit a revocation card even if they have not submitted a consent card. Please revise to describe the legal effect of submitting a consent revocation card when the stockholder has not submitted a consent card.

In response to the Staff’s comment, the disclosure has been revised on page 6 of Amendment No. 1.

If Glenview’s proposals are approved, will it result in a “change of control”…, page 6

10.	Please revise to affirmatively state the effects and financial consequences to the company if Glenview’s proposals are approved. We note that it appears that the removal of all of the current directors would constitute a change of control, fundamental change or event of default under the agreements.

In response to the Staff’s comment, the disclosure has been revised on page 6 of Amendment No. 1.

11.	Please revise this section to clarify, if true, that the EICP discussed in the director and executive compensation sections is the Amended and Restated 1996 Executive Incentive Compensation Plan discussed on pages 7-8. Please also add a cross reference to the tabular disclosure on page 50.

In response to the Staff’s comment, the disclosure has been revised on pages 7 and 8 of Amendment No. 1.

The Consent Procedure, page 8

Effect of WHITE Consent Revocation Card, page 9

12.	Regarding revocation, you state that in addition to returning a WHITE Consent Revocation Card, stockholders may also revoke a previous consent or consent revocation by delivering a written revocation. Please disclose all of the legal requirements for an effective revocation, including whether it must have a later date and whether the revoking stockholder must state the number of shares held.

July 15, 2013 Page 5

In response to the Staff’s comment, the disclosure has been revised on page 9 of Amendment No. 1.

13.	Refer to the following statement at the bottom of page 9: “Please be aware that if you sign a WHITE Consent Revocation Card but do not check any of the boxes on the card, you will be deemed to have consented to all of the Glenview Consent Proposals.” Please revise to clarify the apparent inconsistency.

In response to the Staff’s comment, the disclosure has been revised on page 9 of Amendment No. 1.

Solicitation of Consent Revocations, page 10

14.	Please revise to include the total expenditures to date, since that amount is known.

In response to the Staff’s comment, the disclosure has been revised on page 10 of Amendment No. 1.

Compensation Discussion and Analysis, page 24

Best Practices, page 27

15.	Refer to the following statement on page 27: “We do not have any change in control or severance plan or agreements with any of our named executive officers.” Please reconcile this statement with the disclosure in the “Potential Payments Upon Termination or Change in Control” section on pages 48-50 discussing the potential payments and benefits payable to each named executive officer in the event of a change of control.

In response to the Staff’s comment, the disclosure has been revised on page 27 of Amendment No. 1.

Potential Payments Upon Termination or Change in Control, page 48

16.	We note the disclosure on page 50 regarding the compensation that Mr. Newsome could receive upon a change of control. Please clarify whether he would be entitled to such compensation if a change of control were to occur in the weeks preceding his anticipated retirement date.

In response to the Staff’s comment, the disclosure has been revised on page 50 of Amendment No. 1.

Consent Revocation Card

17.	We note that the consent revocation card refers to Annex II and Annex III “hereto.” Please revise to refer to the annexes in Glenview’s consent solicitation statement, or otherwise clarify your disclosure.

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In response to the Staff’s comment, the consent revocation card has been revised.

18.	Please revise Proposal 5 to indicate that it is related to and conditioned on the approval of Proposal 4. Refer to Rule 14a-4(a)(3).

In response to the Staff’s comment, the consent revocation card has been revised.

July 15, 2013 Page 7

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or Matthew Gilroy at (212) 310-8961.

Sincerely,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Steven E. Clifton,
Senior Vice President and General Counsel
Health Management Associates, Inc.

Matthew J. Gilroy
Weil, Gotshal & Manges LLP